Form C

Cover Page

Name of issuer:

The Astrid Experience, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: NH
Date of organization: 1/25/2019

Physical address of issuer:

2 College Road #6
Stratham NH 03885

Website of issuer:

http://theastridexperience.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Revenue Participation Agreement

Target number of securities to be offered:

97,825

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $97,825 interests will be sold in increments of $1.

Target offering amount:

$97,825.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$107,000.00

Deadline to reach the target offering amount:

7/3/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$27,277.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$14,550.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($27,277.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Astrid Experience, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
JOHN R. STEERE III	Musician/ Music Producer	Self	2019
CALVIN R. BARNES	Actor/ Writer	Self	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
JOHN R. STEERE III	Founder/ Producer	2019
CALVIN R. BARNES	Founder/ Director	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
John R. Steere. III	Membership Interests	49.0
Cal Barnes	Membership Interests	51.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Total loss - The largest risk is total loss of principle investment. This is an independent feature film production. It's one of the riskiest investments in the world. Although the lead producers are doing everything in their power to ensure a profit for the investors, potential total loss of investment is a reality of the business and needs to be acknowledged and accepted by any players getting involved.

Management team - our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Limited Operating History - This is the founders first feature film as lead producers, and their first time navigating the feature film post-production and distribution phases of film production. The company has also been in formation for less than a year. There are many future variables that will be need to be navigated professionally in order for the film to find success.

Third party variables - Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

No current revenue - The Astrid Experience LLC has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors.

Competitive industry – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

Acceptance by public - Investment in the film industry is highly speculative. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

External forces - the creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project. Although we have nullified some of these risks by already shooting the film, extreme cases could still arise.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Although we have finished pre-production and principle photography, post-production may extend for three to five months or more. Distribution and exhibition of motion picture may continue for years before proceeds in an amount high enough to pay back investors can be generated at all.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture.

Foreign distribution – foreign distribution of a motion picture (i.E., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system, that such investing members, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Distributions and liquidity - distribution of the company's proceeds to the members will provide a primary source of distributable cash or securities to the members. The managers will have absolute discretion in the timing of such distributions, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the members' investment in the company.

Illiquidity of investment – there is no public market for the interests and one is not expected to develop. Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Inherent uncertainty of projections – the indicative cash flows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

COVID 19 - The recent outbreak of COVID 19 across the globe has created additional challenges for independent filmmakers, production companies, and the entertainment industry as a whole, the final outcome of which is impossible to predict. Although the production company is staying optimistic and adaptable in their efforts to deliver a viable film to the market for their investors, the situation has created an additional risk that has never been seen before in the history of film. As the world continues to go through this change, it is only natural that the traditional infrastructures, markets, and revenue streams will continue to change with it, with no guarantee of success. The final result of COVID 19 on the entertainment industry and the world at large is completely outside of the production company's control, and a total loss of principle investment could be one such outcome. This risk needs be accepted and acknowledged by anyone looking to invest during this time.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$97,825**

Use of Proceeds: LINE ITEM POST-PRODUCTION BUDGET

1. Picture Finishing -- $37,000
-We already have the post house we want to work with signed on to the project, who finished and colored our trailer
-This includes full color grading, line conform, noise reduction, audio layback, and titles

2. Sound and Finishing -- $11,000
-Average of $10K-$50K for a full mix. We need to come in at a minimum professional rate
-This includes full A.D.R (if needed), foley (if needed), sound editing, final mix in 5.1, and all deliverables.

3. Deliverables / D.C.P (Digital Film Print) -- $3,000
-Average of $800 - $5,000

4. H.D.S.R (Tape Back-ups) -- $1,150.00
-1080p, 2K, 4K back-ups
-This is a tight number at exactly $1,850.00 - $2k, no more, no less for a big dub house
-$1,100.00 -- $1,150.00 for smaller dub house.

5. Digi-betas (for foreign markets) -- $250
-outdated in the states, but still used in foreign markets with older technology
-$250 - $450 range.

7. Film Festival Submissions -- $3,150
-Typically $50-$100 per submission, depending on timing.
-Early bird deadlines are typically around the $50-$70 mark, depending on festival
-Normal submissions are usually around the $60-$90 mark
-Late deadlines are usually around the $80-$125+ mark
-We have 25 films festivals on our roster
-25 Submissions at a mean price of $90 each (average) = $2,250
-10 Additional Submission Cushion at $90 each = $900

8. Production Operating Expenses for 6 additional months of post-production — $12,000
-$2,000 a month for five (6) additional months for the Producers to fully focus their time on getting the film through post-production.

9. Film Festival Premiere (for a Major Tier 1 Festival) — $4,000
-We want to be prepared to capitalize on a tier 1 festival premiere. This will be our best platform available to increase the value of the film.
-Since we don't yet know which festival we will be premiering at, we are budgeting $1,000 for each of our four (4) lead creatives to attend. This includes flights, lodging, meals, and expenses.
-Depending on which city we premier in, this will be most — at minimum partial — funding for the team.

10. Tier 1 Festival Publicist — $5,000
-A publicist firm runs $8-10K for this service, but this rate will get us a quality independent or solo rep.

11. Basic Marketing Budget — $5,000
-We will take an active approach to promoting our film alongside our publicist, the distributor, and any festivals
-This is for placed Facebook and Instagram advertising campaigns as well as coordinated influencer posts to promote the film at all stages of distribution.
-We will exploit digital marketing to its full potential, collecting information about our demographic to successfully target and re-target our core audience.
-We have a team of influencers that will promote the film, and will potentially hire others to post and promote the film across platforms.

12. 2020 AFM (American Film Market) -- $1100
-Two 'Industry' badges for Director and Producer to attend the 2020 AFM in order to sell the film to foreign territories.

13. Legal -- $5,000
-A $5,000 legal reserve to retain legal services for the marketing and distribution of the film.

14. Contingency — $3,350
-A $3,350 contingency fund will bring us to an $91,000 budget before platform hosting fees.
-This will make sure we're covered if some services come in slightly over budget.

15. 7.5% WeFunder Success Fee -- $6,825
-Should our project find success on WeFunder, we'll owe 7.5% of the funding as a fee to the platform.
-This fee will be $7,125 for a $91,000 goal.

TOTAL: $97,825

If we raise: **$107,000**

Use of Proceeds: LINE ITEM POST-PRODUCTION BUDGET

1. Picture Finishing -- $37,000
-We already have the post house we want to work with signed on to the project, who finished and colored our trailer
-This includes full color grading, line conform, noise reduction, audio layback, and titles

2. Sound and Finishing -- $11,000
-Average of $10K-$50K for a full mix. We need to come in at a minimum professional rate
-This includes full A.D.R (if needed), foley (if needed), sound editing, final mix in 5.1, and all deliverables.

3. Deliverables / D.C.P (Digital Film Print) -- $3,000
-Average of $800 - $5,000

4. H.D.S.R (Tape Back-ups) -- $1,150.00
-1080p, 2K, 4K back-ups
-This is a tight number at exactly $1,850.00 - $2k, no more, no less for a big dub house
-$1,100.00 -- $1,150.00 for smaller dub house.

5. Digi-betas (for foreign markets) -- $250
-outdated in the states, but still used in foreign markets with older technology
-$250 - $450 range.

7. Film Festival Submissions -- $3,150
-Typically $50-$100 per submission, depending on timing.
-Early bird deadlines are typically around the $50-$70 mark, depending on festival
-Normal submissions are usually around the $60-$90 mark
-Late deadlines are usually around the $80-$125+ mark
-We have 25 films festivals on our roster
-25 Submissions at a mean price of $90 each (average) = $2,250
-10 Additional Submission Cushion at $90 each = $900

8. Production Operating Expenses for 6 additional months of post-production — $12,000
-$2,000 a month for five (6) additional months for the Producers to fully focus their time on getting the film through post-production.

9. Film Festival Premiere (for a Major Tier 1 Festival) — $4,000
-We want to be prepared to capitalize on a tier 1 festival premiere. This will be our best platform available to increase the value of the film.
-Since we don't yet know which festival we will be premiering at, we are budgeting $1,000 for each of our four (4) lead creatives to attend. This includes flights, lodging, meals, and expenses.
-Depending on which city we premier in, this will be most — at minimum partial — funding for the team.

10. Tier 1 Festival Publicist — $5,000
-A publicist firm runs $8-10K for this service, but this rate will get us a quality independent or solo rep.

11. Basic Marketing Budget — $5,000
-We will take an active approach to promoting our film alongside our publicist, the distributor, and any festivals
-This is for placed Facebook and Instagram advertising campaigns as well as coordinated influencer posts to promote the film at all stages of distribution.
-We will exploit digital marketing to its full potential, collecting information about our demographic to successfully target and re-target our core audience.
-We have a team of influencers that will promote the film, and will potentially hire others to post and promote the film across platforms.

12. 2020 AFM (American Film Market) -- $1100
-Two 'Industry' badges for Director and Producer to attend the 2020 AFM in order to sell the film to foreign territories.

13. Legal -- $5,000
-A $5,000 legal reserve to retain legal services for the marketing and distribution of the film.

14. Contingency — $3,350
-A $3,350 contingency fund will bring us to an $91,000 budget before platform hosting fees.
-This will make sure we're covered if some services come in slightly over budget.

15. 7.5% WeFunder Success Fee -- $6,825
-Should our project find success on WeFunder, we'll owe 7.5% of the funding as a fee to the platform.
-This fee will be $8,025 for a $107,000 goal.

TOTAL: $97,825

NOTE: If we reach our maximum raise at $107,000, the additional $9,175 will go directly to marketing and promoting the film.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing revenue participation agreement to investors. The principal amount of each note is the amount invested by the investor.

INVESTMENT RECOUP AND EQUITY
The Investor shall recoup their Principle Investment from the revenues received by The Production Company from The Picture, if any, in the following manner and order of priority —

1. Investors Recoup of Principle Investment — First, Investors will recoup their principle investment in The Picture at an industry standard rate of **120%** on a pro rata pari passu (equally and without preference) basis with all other Investors.

2. Break Even Point — Second, The Production Company will pay off any outstanding talent and crew deferrals, production debt and interest accrued, and any additional overhead on The Picture until it reaches the "Break Even Point." This is the point where all costs the Production Company has accrued to finance and produce The Picture have been paid off in full, and The Picture now has the potential to become profitable.

3. Picture Equity — Third, thirty-three percent (**33%**) of the Production Company's net profits from The Picture, if any, shall be divided equally and without preference between The Picture's Investors according to each Investor's principle investment and proportionate percentage of ownership of The Picture in perpetuity.

NET PROFITS
The Production Company's definition of net profits —

1. Definition of "net profits" — The Production Company's Gross Receipts after the distribution and exhibition of the Production throughout the world less — accrued debt and interest payable, all Investor's 120% return on principle investment, all talent and crew deferments, any additional Production Company overhead until the "break-even" point.
2. Net profits favored nations — The definition of "Net Profits" applicable to The Investor will be the same as that is \ accorded to The Production Company and all Parties associated with The Picture, and, in no event will the definition, calculation and accounting of net profits (including, without limitation, the frequency of accounting) applicable to The Investor be less favorable than that accorded to The Production Company and all other Parties therein.

The notes do not provide investors with any membership interest or voting rights in the company.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement (attached to this Form C) contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of The Parties hereto. A waiver by either Party of any provision of this Agreement (attached to this Form C) in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void, it shall not affect the validity of any other provision of this Agreement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

This is an LLC with no issued units.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Investors will not be receiving equity and therefore will not be receiving voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are no units issued in this offering. This is a Revenue Participation Agreement. For more information please review the Offering Details Document.

As a holder of a Revenue Participation Agreement you will have no voting rights, and limited ability, if at all, to influence out policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Revenue Participation Agreement holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

No.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Calvin R. Barnes
Amount Invested	$3,487.00
Transaction type	Other
Issue date	02/01/19
Relationship	Partner/ Director

On February 1s, 2019 The Astrid Experience, LLC partners operating agreement was signed. In addition to Mr. Barnes $850 start-up investment, original contributions include a WGA level screenplay with a minimum market price of $48,819 according to the 2017 WGA schedule of minimums. Additional contributions include producing, directing, and acting services. Mr. Barnes has since contributed over $2,600 more in funding towards the film.

Name	John R. Steere III
Amount Invested	$10,770.00
Transaction type	Other
Issue date	02/01/19
Relationship	Partner/ Producer

On February 1s, 2019 The Astrid Experience, LLC partners operating agreement was signed. In addition to Mr. Steere's $2,564 start-up investment, original contributions include producing, production management, music management, and music performance services. Mr. Steere has since contributed over $10,000 in funding towards the film.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

With this company, we are only producing one independent film called 'The Astrid Experience. We have already shot the film and are currently in post-production.

By delivering top quality, profitable films beginning in the ultra-low budget range -- starting with 'The Astrid Experience' -- we plan to gain the trust of not only our investors, but the industry as a whole. In five years, we see ourselves producing films with million dollar budgets and beyond, and we already have the IP to accomplish this.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

The Astrid Experience, LLC was incorporated in the State of New Hampshire in January 2019.

Since then, we have:

- Professional, experienced team.
- The film has already been shot and is 'in-the-can.'
- Screenplay by an award-winning writer.
- Innovative filmmaking technology.
- Pre-production and production risk factors have been nullified.
- Original soundtrack by John That and Music Producer Moss Dub.
- Will set up a CAMA (Collection Account Management Agreement) with Fintage House or Freeway to allocate proceeds to investors.

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0
- *Assets.* As of December 31, 2019, the Company had total assets of $27,277, including $0 in cash.
- *Net Loss.* The Company has had net loss of $27,277 for 2019.
- *Liabilities.* The Company's liabilities totaled $14,550 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $14,256 in founder-contributed capital.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Astrid Experience, LLC cash in hand is $0, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $500/month, for an average burn rate of $500 per month, although we do not plan on incurring any more expenses until the completion of this Offering. Our intent is to be profitable in 12 months.

Because feature films by nature are produced in phases, there will be much variation in our financials. On January 25, 2019 we formed the company. Between the end of February and the beginning of March we produced the film. Since the end of March we have been in post-production and have been raising funds.

We believe we need $97,825 to finish post-production of this film and bring it to market. We hope (but not guarantee) to start generating revenue by November 2020. One year after that point, we hope to generate between $200,000-$1,000,000 in revenue, although it is tough to accurately predict. At this time, we have no other forms of capital in which to rely.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, CALVIN R. BARNES, certify that:

(1) the financial statements of The Astrid Experience, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of The Astrid Experience, LLC included in this Form reflects accurately the information reported on the tax return for The Astrid Experience, LLC filed for the fiscal year ended 2019.

CALVIN R. BARNES
Actor/ Writer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://theastridexperience.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- The Astrid Experience Funding Agreement
- The Astrid Experience Funding Agreement Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- CALVIN R. BARNES
- JOHN R. STEERE III

Appendix E: Supporting Documents

- TAE_Operating_Agreement.pdf